September 14, 2011

Mr. Christian Windsor
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Ocwen Financial Corporation
Form 10-K
Filed February 28, 2011
File No. 001- 13219

Dear Mr. Windsor:

    This letter sets forth the response of Ocwen Financial Corporation (the Company or Ocwen) to the comments contained in a letter from you dated August 30, 2011 (the Comment Letter), regarding the Company’s Form 10-K for the year ended December 31, 2010.

    Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your original comments from the Comment Letter and followed it with our response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 3

Corporate Strategy and Outlook, page 4

1.
Provide us with additional detail regarding your transactions with Home Loan Servicing Solutions. In particular, since this entity was formed by your Chief Executive, please explain how the sales transaction was reviewed under your related party transaction policy described on page 40 of your proxy file April 7, 2011. Please discuss any additional review that was conducted by the Board or by the independent directors. Also, please tell us about any formal agreement, contract or other binding covenant between Ocwen and Home Loan Servicing Solutions or any affiliated entity. If Ocwen and Home Loan Servicing Solutions have entered into any agreement, please provide your analysis as to why the agreement is not a material contract as defined by Item 601(b)(10) of Regulation S-K. Finally, please provide your analysis, with a view towards revised disclosure, of Management’s view of the impact of this transaction upon Ocwen’s capital, liquidity, financial condition, cash flows and income.

Response

    There have been no transactions between Ocwen and Home Loan Servicing Solutions (HLSS) through June 30, 2011, or through the date of this response. There have been no formal agreements executed between Ocwen and HLSS through June 30, 2011, or through the date of this response, and negotiations on the economic terms of the agreements are not yet finalized.

Ocwen Financial Corporation
2002 Summit Boulevard
6th Floor
Atlanta, Georgia 30319

    Upon completion of an initial public offering of HLSS common stock and upon the approval by Ocwen’s independent board members, Ocwen and HLSS expect to enter into certain agreements including the sale of certain assets from Ocwen to HLSS. These agreements will result in the commencement of transactions between Ocwen and HLSS. All transactions and agreements between Ocwen and HLSS will be subject to review under Ocwen’s related party transaction policy described on page 40 of Ocwen’s proxy filed on April 7, 2011, including a review by the Board and independent directors. Ocwen will file a Form 8-K disclosing the terms of the agreements with HLSS concurrent with those agreements being executed and filed as updates to the HLSS Form S-1.

    Ocwen has paid fees on the behalf of HLSS for organizational costs and costs associated with HLSS’ planned initial public offering. The amount of such payments incurred to date has been immaterial to Ocwen’s financial statements. Ocwen may make additional payments on behalf of HLSS until the initial public offering is completed at which time Ocwen expects to be reimbursed by HLSS.

    In its Report on Form 10-Q for the fiscal quarter ending June 30, 2011, Ocwen provided an updated explanation of the proposed transaction with HLSS as presented in Attachment A to this letter. Ocwen will expand and enhance this disclosure in its Form 10-Q for the fiscal quarter ending September 30, 2011 to further describe management’s view of the impact of this transaction upon its capital, liquidity, financial condition, cash flows and income. Such disclosure enhancements that management expects to make include noting that:

●
Upon the sale of assets to HLSS, management believes that Ocwen’s liquidity and cash flows will improve as the sale will result in cash proceeds to Ocwen, a portion of which will be used to reduce the balance on Ocwen’s senior secured term loan that it entered into on September 1, 2011 as required under the terms of the facility agreement;

●	There will be a decrease in Ocwen’s match funded liabilities as HLSS will assume a servicing advance financing facility from Ocwen;
●
Ocwen will initially sell the right to receive the servicing fees, excluding ancillary income, relating to the identified MSRs (Rights to MSRs). Under this structure, Ocwen will initially retain legal ownership of the MSRs but will be obligated to transfer such ownership to HLSS once the required third party consents are obtained. While the sale of the Rights to MSRs to HLSS will achieve an economic result for Ocwen substantially identical to a sale of the MSRs, the transaction is expected to be accounted for as a financing until the required third party consents are obtained and legal ownership transfers to HLSS.

●
Interest expense on the advance facility transferring to HLSS will be assumed by HLSS but the interest expense to be recognized on the portion of the sales proceeds accounted for as a financing of the MSRs will be greater, so net income is expected to decline somewhat before considering any income that could be generated from reinvesting the net proceeds from the sale; and

●
Ocwen expects that the reduction in the equity required to run its servicing business will be relatively greater than the reduction in net income, thus improving the return on equity of its servicing business.

    This disclosure will be further updated to describe any changes in the status of HLSS and to cover any agreements entered into between Ocwen and HLSS.

    Subject to and effective with the initial sale of assets to HLSS, the following Ocwen executive officers will resign their positions at Ocwen to join HLSS: John P. Van Vlack, Executive Vice President, Chief Financial Officer and Chief Accounting Officer, and Richard Delgado, Senior Vice President and Treasurer.

Servicing, page 8

2.
Please tell us, with a view towards revised disclosure, about any title warranties provided by Ocwen or any of its subsidiaries as part of your actions to sell repossessed properties. To the extent that properties are sold with anything more than a quitclaim deed, please discuss the potential impact of title problems upon your liability to purchasers of repossessed properties. For example, we note that the largest title insurer in Florida exempts its policies defects as a result of title based upon the MERS (Mortgage Electronic Registration System).

Response

    In its capacity as owner of the MSRs, subservicer or special servicer, Ocwen’s obligations under the respective servicing agreements require it to take the necessary actions to market and sell repossessed properties, otherwise known as Real Estate Owned (REO), for the trust. Authorized pursuant to a Power of Attorney, Ocwen initiates the foreclosure in the name of the investor and subsequently takes title to the REO in the name of such investor. All deeds that are then executed to convey title to an REO purchaser are executed by Ocwen on behalf of the investor. Because Ocwen is not a record title owner of any REO property, neither it nor any of its subsidiaries make any type of direct title warranty to a subsequent purchaser.

    While Ocwen does not make any type of title warranty, it may be asked by a potential buyer to provide certain title warranties on behalf of the owner/seller of the REO. Ocwen has addressed this practice in its form of REO Purchase and Sale Agreement. Ocwen’s REO Purchase and Sale Agreement notifies prospective buyers that it will deliver a deed that grants only title which the owner/seller may have and will only defend title against persons claiming it by, through, or under the owner/seller. This type of deed is known as a special or limited warranty deed. The actual form of deed that matches the limited warranty will be dictated by local law. The practice of providing a limited or special warranty deed is accepted by most title insurers.

    Ocwen has also followed recent judicial opinions in various jurisdictions regarding the validity of MERS. These opinions are split on the issue, creating some uncertainty in various jurisdictions and causing title insurers to develop certain practices to minimize their exposure. Ocwen has been able to address these concerns and reduce their impact on REO sales by not initiating any foreclosure actions in the name of MERS regardless of the jurisdiction. Prior to initiating the foreclosure, Ocwen obtains an independent title report to ensure the chain of title is complete. Ocwen then takes the final step to have the loan assigned from MERS to the proper party that is pursuing foreclosure. This reduces the risk associated with title defects or claims after the foreclosure.

    In its report on Form 10-Q for the fiscal quarter ending September 30, 2011, Ocwen will disclose that because it is not a record title owner of any REO property, neither it nor any of its subsidiaries make any type of direct title warranty to a subsequent purchaser.

3.
Please tell us the extent to which Ocwen is responsible for recording the title and note for loans that it services. Please address how these notes are titled, including the use of any electronic registry. Finally, please address Ocwen’s view of the liability to the owner of the underlying mortgage that Ocwen is servicing, including reference to controlling legal authority or contractual provisions. In the event that a failure by Ocwen to record the title or note results in delays or other problems in foreclosing on the property or otherwise proceeding against a property that secures the serviced mortgage.

Response

    Ocwen is not responsible for the way original notes are titled or determining whether the loan will be registered with MERS. Additionally, Ocwen is not responsible for the initial recording of title or the note for loans it services. The original lender is the party that is responsible for titling the note, determining whether to register the loan with MERS, recording the deed conveying title to the mortgagor and recording the mortgage evidencing the terms of the note. As part of the securitization process, the original lender or depositor, i.e., the entity that deposits the mortgage loans into the trust, is normally required to make loan level representations and warranties that include the validity of the lien and the lien position. If an issue arises with the loan after the loan is placed in the securitization which results in a breach of the loan level representations or warranties, the depositor may be required to cure the issue or repurchase the loan out of the trust. In some cases the depositor or original lender will no longer exist so a repurchase is not feasible. When that occurs, Ocwen attempts to mitigate the impact to the trust by curing the issue or pursuing a title claim, where applicable.

    As a servicer, Ocwen often would normally identify title issues on mortgage loans during the foreclosure process. Prior to initiating a foreclosure, Ocwen orders a title report and works with its local foreclosure counsel to confirm that there are no title issues. In some cases where a title defect is identified, Ocwen will have the capability to cure it with minimal impact to the foreclosure timeline. For example, a missing assignment that impacts the chain of title can be cured if Ocwen is able to obtain and record the missing assignment. In other cases, the defect may not be easily cured but there is a title policy that insures the owner against the particular defect that is uncovered. Ocwen would then pursue a title claim against the title company on behalf of the owner. The impact on the foreclosure timeline will vary depending on the defect and requirements to cure.

    There are limited circumstances where a servicer such as Ocwen would actually cause a title defect. These circumstances would include the failure to pay a tax assessment that creates a tax lien or the recording of an incorrect assignment that affects title. These limited circumstances are often cured during the foreclosure process and do not typically impact title post foreclosure.

Item 11: Executive Compensation, page 54

Compensation Discussion and Analysis, included in from the proxy statement filed April 7, 2011

4.
You state that compensation should “generally include both cash and equity-based compensation.” In future filings, please provide the Compensation Committee’s reasons for not only the size of the awards, but the composition of the awards as well. For instance, we note that you discuss the fact that the Committee can make both cash and equity awards under the 2007 Equity Incentive Plan, but the named executives have not been awarded equity awards since 2008. Please refer to Item 402(b)(2)(ii) of Regulation S-K.

    Response

    In setting compensation levels, the Compensation Committee of Ocwen’s Board of Directors believes that over the past few years it has been in the best interest of Ocwen’s shareholders’ to pay management incentive compensation in cash rather than a combination of cash and equity because:

●	Certain Ocwen executives, including Mr. Erbey and Mr. Faris already hold significant equity interests in Ocwen;
●	Equity awards dilute existing investors; and
●	Key executives have indicated a preference for cash compensation.

    In future filings, including the proxy statement for the Annual Meeting of Shareholders of Ocwen Financial Corporation to be held in 2012, Ocwen will discuss the Compensation Committee’s reasoning for the overall level of compensation awarded to key employees as well as the allocation of such awards between cash and equity compensation.

Acknowledgement

    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Commission staff comments or changes to the disclosure in the Company’s filings reviewed by Commission staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

    If you have any questions or comments, please call me at (561) 682-7721 at your earliest convenience.

Respectfully,
/s/ John Van Vlack

John Van Vlack
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer

Attachment

cc:	William C. Erbey, Chairman
Ronald M. Faris, President and Chief Executive Officer
Paul A. Koches, Executive Vice President and General Counsel

Attachment A

Disclosure Language Regarding HLSS and Proposed Transactions between Ocwen and HLSS as Reported on Page 32 of Ocwen’s Form 10-Q for the Fiscal Quarter Ending June 30, 2011:

    Ocwen is pursuing a strategic opportunity that over time could significantly reduce the amount of capital we require through our relationship with a newly formed entity called Home Loan Servicing Solutions, Ltd. (HLSS). Initially formed by Ocwen’s Chairman, William C. Erbey, HLSS intends to acquire and hold MSRs and related servicing advances in a more efficient manner than is currently feasible for Ocwen. HLSS and Ocwen intend to enter into an agreement pursuant to which HLSS will purchase a substantial portion of the MSRs and related servicing advances (the Acquisition) that Ocwen acquired in connection with the HomEq Acquisition. HLSS will also assume the related match funded liabilities under the HomEq Servicing advance facility.

    Ocwen has proposed a change in the structure of the Acquisition. Rather than selling the identified MSRs at the closing of the Acquisition, Ocwen now plans to sell the right to receive the servicing fees, excluding ancillary income, relating to such MSRs (Rights to MSRs). Under this structure, Ocwen would initially retain legal ownership of the MSRs and continue to service the related mortgage loans. Ocwen will be obligated to transfer legal ownership of the MSRs to HLSS once the required third party consents are obtained. The sale of the Rights to MSRs to HLSS would achieve an economic result for Ocwen substantially identical to a sale of the MSRs. All other elements of the Acquisition remain the same in all material respects, and Ocwen believes that this change will not have a material impact on the strategic or financial benefits that Ocwen anticipated it would realize from the Acquisition as originally structured.

    As part of the Acquisition, which HLSS intends to finance through proceeds from an initial public offering of its ordinary shares, HLSS plans to engage Ocwen to subservice the MSRs if and when the third party consents required to own the MSRs directly are obtained, and Ocwen will receive a fee for performing this function pursuant to a subservicing agreement. Ocwen may use this cash in any combination to pay down debt, repurchase stock or purchase additional MSRs. Ocwen expects that the reduction in the equity required to run Ocwen’s servicing business will be relatively greater than the reduction in net income, thus improving the return on equity of its servicing business.

    HLSS may acquire additional MSRs or rights similar to the Rights to MSRs from Ocwen and enter into related subservicing arrangements with Ocwen in the future. HLSS may also acquire MSRs from third parties which could increase the benefit of this strategy to Ocwen by boosting the size of its subservicing portfolio with little or no capital requirement on the part of Ocwen if HLSS chooses to engage Ocwen as a subservicer on these acquisitions. If HLSS is successful in acquiring all or most of Ocwen’s portfolio of MSRs, Ocwen could evolve over time into a “capital-light” fee-for-service business. Ocwen cannot assure you that it will consummate the sale of MSRs or Rights to MSRs to HLSS, or that HLSS will continue to engage Ocwen as subservicer. Any Rights to MSRs to be acquired in the Acquisition and in any subsequent acquisitions will be subject to customary closing conditions.